SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               For March 19, 2003

                         Commission File Number: 1-15154

                           ALLIANZ AKTIENGESELLSCHAFT

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes             No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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Appointments

In its meeting on March 19, 2003, the Supervisory Board of Allianz AG has appointed Dr. Herbert Walter with immediate effect and Jan R. Carendi with effect from May 1, 2003 as members of the Board of Management of Allianz AG.

Dr. Bernd Fahrholz (55), previously in charge for the department Allianz Dresdner Banking, has asked the Supervisory Board of Allianz AG to be prematurely released from his duties as a member of the Board of Management of Allianz AG. The Supervisory Board has acceded to this request in its meeting today and has expressed its gratitude and appreciation to him for his commitment in a difficult market environment. Dr. Bernd Fahrholz will also resign from his position as Chairman of the Board of Management of Dresdner Bank AG. It is intended that Dr. Herbert Walter (49) will succeed him. The Supervisory Board of Dresdner Bank AG will deal with the respective resolutory suggestions shortly.

Dr. Herbert Walter has been with Deutsche Bank AG since 1983, most recently as member of the Group Executive Committee of Deutsche Bank and Global Head of Private & Business Clients.

Jan R. Carendi (58) is taking on the responsibility for the department Americas from Michael Diekmann (48) effective May 1, 2003. Michael Diekmann will become Chairman of the Board of Management of Allianz AG at the end of the Annual General Meeting on April 29, 2003, succeeding Dr. Henning Schulte-Noelle. The responsibility for the department Group Human Resources will remain with Michael Diekmann. Jan R. Carendi was Vice President and member of the Board of Management of Skandia, Stockholm.

Munich, March 19, 2003

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     ALLIANZ AKTIENGESELLSCHAFT



                                                By:   /s/ Dr. Reinhard Preusche
                                                      -------------------------
                                                      Dr. Reinhard Preusche
                                                      Group Compliance



                                                By:    /s/ Dr. Giovanni Salerno
                                                       ------------------------
                                                       Dr. Giovanni Salerno
                                                       Group Compliance


Date:    March 19, 2003

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